Exhibit 99.9

PRESS RELEASE

United States: TotalEnergies Invests in Sustainable Forestry
Operations to Preserve Sustainable Carbon Sinks

Paris, August 30, 2024 – TotalEnergies has signed a $100 million agreement with Anew Climate, a North American leader in climate solutions, and Aurora Sustainable Lands, a carbon-stewardship company and forest landowner in the U.S. to deploy their projects aimed at protecting productive forests from heavy timber harvesting, advancing conversion to sustainable management practices, and enhancing their ability to store more carbon from the atmosphere. The investment supports Improved Forest Management (IFM) practices across a portfolio of 20 carbon projects, covering 300,000 hectares in 10 states across the U.S. (Arkansas, Florida, Kentucky, Louisiana, Michigan, Minnesota, New York, Virginia, West Virginia, and Wisconsin). Anew Climate and Aurora Sustainable Lands will provide operational oversight to ensure the carbon projects meet the highest standards of additionality and durability.

The environmental benefits expected from this improved forest management include the preservation of natural carbon sinks by reducing timber harvesting, as well as water and soil quality improvement, biodiversity protection and natural habitat conservation. The carbon credits generated will be acquired by TotalEnergies and retired beyond 2030. After prioritizing emission avoidance and reduction, the Company will use these credits to voluntarily offset part of its remaining direct Scope 1 & 2 emissions.

TotalEnergies supports the U.S government Voluntary Carbon Markets Principles

TotalEnergies welcomes the Voluntary Carbon Markets Joint Policy Statement and Principles guide issued by U.S. government on May 28, 2024. The Company’s actions in nature-based solutions are aligned with these Principles, particularly those focused on integrity, transparency and environmental protection (full document available here).

"We are thrilled to partner with such experienced specialists as Anew Climate and Aurora Sustainable Lands, who develop high-quality projects aimed at the sustainable preservation of natural carbon sinks which is essential to achieve carbon neutrality,” said Adrien Henry, Vice President Nature Based Solutions at TotalEnergies Exploration & Production. “TotalEnergies has very positively received the U.S. government’s recently published guiding principles on Voluntary Carbon Markets and is committed to follow them to contribute to strengthening integrity and transparency in these markets, as demonstrated by this partnership.”

“Anew Climate is honored to partner with TotalEnergies on their journey to reach carbon neutrality,” said Angela Schwarz, Anew Climate CEO. “As we worked closely with the TotalEnergies Nature Based Solutions team throughout the stringent due diligence process, it was clear that their commitment to avoiding and reducing emissions as a first principle while recognizing the co-benefits of investing in meaningful carbon projects as part of a comprehensive climate action strategy aligned perfectly with Anew’s mission. We have a shared belief that an ‘all of the above’ strategy is required to achieve meaningful climate impact.”

“Aurora’s carbon stewardship enhances climate resilience while safeguarding vital ecosystems across our forestlands,” said Jamie Houston, CEO of Aurora Sustainable Lands. “Thanks to TotalEnergies’ steadfast trust and investment across our portfolio, we can maintain the delicate balance between forest health, soil quality, watersheds, and wildlife habitats. Together we are yielding substantial and lasting climate impact at a massive scale.”

Aurora Sustainable Lands Carbon Projects with TotalEnergies

ME
MN
VT
NH
NY
MA
RI
CT
WI
MI
IA
PA
NJ
OH
WV
MD
DC
DE
IL
IN
VA
MO
KY
NC
TN
AR
SC
MS
AL
GA
LA
FL
Aurora Sustainable Lands
Carbon Project Locations

AURORA
SUSTAINABLE LANDS

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About TotalEnergies Nature Based Solutions

As part of its climate ambition, and in addition to its existing actions to avoid and reduce emissions, TotalEnergies works with many local partners around the world to develop and conserve natural carbon sinks, while helping to preserve or improve their biodiversity. These operations follow a long-term approach of sustainable and integrated economic development of areas with local communities. TotalEnergies plans to invest $100 million per year to build a portfolio of projects capable of generating at least 5 million metric tons of CO2e of carbon credits per year by 2030. These carbon credits will be used after 2030 to offset the Company's scope 1 & 2 emissions.

Learn more with our TotalEnergies’ Sustainability and Climate 2023 – Progress Report

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

About Anew Climate

Anew Climate, LLC, is a global leader of diverse climate solutions built on the principles of transparency and accountability. We bring innovative products and services to the public and private sectors to help reduce or offset their carbon footprints, restore the environment, and ensure our clients’ investments create economic value as well as durable climate impact. With deep market understanding, Anew leverages technological and nature-based solutions to create value through the generation and marketing of environmental credits for low carbon fuel, carbon, renewable energy, and emissions markets. Anew is majority owned by TPG Rise, TPG’s global impact investing platform. The Company has offices in the U.S., Canada, Spain, and Hungary and an environmental commodities portfolio that extends across five continents. Learn more at www.anewclimate.com

About Aurora Sustainable Lands

Aurora Sustainable Lands is one of the world’s leading carbon removal platforms and climate-focused asset managers. To date, Aurora has acquired over 1.7 million acres of U.S. forestland with a history of industrial logging and now manages these lands with a carbon stewardship management strategy that focuses on maximizing natural carbon removal and storage potential. By actively managing with this strategy and utilizing cutting-edge proprietary technologies, Aurora taps into the oldest and most effective carbon removal tool, trees, to offer nature-based carbon credits with unrivaled reliability, durability, and quality and at an unprecedented scale. Aurora is a joint venture between Anew Climate and a group of equity investors led by Oak Hill Advisors, AB CarVal, EIG and GenZero among other leading financial sponsors.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).